Exhibit 99.1

ROYAL BANK OF CANADA

Annual Meeting of Common Shareholders

Toronto, Ontario – April 9, 2026 (Hybrid Meeting)

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the annual meeting of common shareholders of Royal Bank of Canada (the “bank”) held on April 9, 2026. Full details of these matters are set out in the management proxy circular issued in connection with this meeting, which is available on our website at rbc.com/annualmeetings; the website of our transfer agent, Computershare Trust Company of Canada, at www.envisionreports.com/RBC2026; SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

1.	Election of Directors

Each of the 13 nominees listed in the management proxy circular was elected as a director of the bank.

Nominee	Votes for	% for	Votes withheld	% withheld

Mirko Bibic	703,713,924	98.92%	7,664,724	1.08%

Andrew A. Chisholm	702,869,082	98.80%	8,509,487	1.20%

Jacynthe Côté	694,809,114	97.67%	16,569,404	2.33%

Toos N. Daruvala	704,234,858	99.00%	7,143,740	1.00%

Cynthia Devine	701,334,165	98.59%	10,044,433	1.41%

Roberta L. Jamieson	704,016,336	98.97%	7,362,261	1.03%

David McKay	708,199,754	99.55%	3,178,844	0.45%

Amanda Norton	708,542,126	99.60%	2,831,437	0.40%

Barry Perry	708,759,905	99.63%	2,618,693	0.37%

Maryann Turcke	696,808,654	97.95%	14,569,944	2.05%

Thierry Vandal	702,577,187	98.76%	8,801,410	1.24%

Frank Vettese	708,665,298	99.62%	2,712,299	0.38%

Jeffery Yabuki	706,982,575	99.38%	4,395,023	0.62%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as the auditor of the bank

Votes for	% for	Votes withheld	% withheld

732,757,158	99.26%	5,429,752	0.74%

3.	Advisory vote on the bank’s approach to executive compensation

Votes for	% for	Votes against	% against

690,381,240	97.05%	20,992,753	2.95%

4.	Proposal 1: Strengthening shareholder participation in Annual General Meetings (AGMs)

Votes for	% for	Votes against	% against	Abstentions*

8,296,490	1.17%	700,251,779	98.83%	2,822,223

5.	Proposal 2: Youth inclusion in bodies of the Bank

Votes for	% for	Votes against	% against	Abstentions*

12,927,960	1.82%	695,790,495	98.18%	2,656,291

6.	Proposal 3: A responsible, performance-based compensation policy

Votes for	% for	Votes against	% against	Abstentions*

49,771,059	7.03%	658,231,729	92.97%	3,370,671

7.	Proposal 4: Strategic diversification of skills within the Board of Directors

Votes for	% for	Votes against	% against	Abstentions*

68,822,071	9.72%	639,180,713	90.28%	3,371,332

8.	Proposal 5: Formal recognition of the systemic role of the Board of Directors

Votes for	% for	Votes against	% against	Abstentions*

53,297,109	7.57%	650,655,360	92.43%	7,421,481

9.	Proposal 6: Fighting against forced labour and child labour in loan and investment portfolios

Votes for	% for	Votes against	% against	Abstentions*

161,582,750	22.81%	546,881,674	77.19%	2,909,690

10.	Proposal 7: Regulating AI to put humans first

Votes for	% for	Votes against	% against	Abstentions*

178,286,616	25.16%	530,251,776	74.84%	2,835,688

11.	Proposal 8: Public disclosure of non-confidential information, country-by-country reporting, pay ratios and tax havens

Votes for	% for	Votes against	% against	Abstentions*

62,220,214	8.79%	645,901,272	91.21%	3,252,491

12.	Proposal 9: Advisory vote on environmental policies

Votes for	% for	Votes against	% against	Abstentions*

109,160,927	16.19%	565,185,293	83.81%	37,027,791

13.	Proposal 10: Circular economy

Votes for	% for	Votes against	% against	Abstentions*

86,573,547	12.23%	621,191,796	87.77%	3,608,767

14.	Proposal 11: In-person shareholder meetings

Votes for	% for	Votes against	% against	Abstentions*

114,407,850	16.17%	593,110,295	83.83%	3,855,975

*An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.